SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S









                                  ANNUAL REPORT

                      For the Year Ended December 31, 1998






       Filed pursuant to the Public Utility Holding Company Act of 1935 by










                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103


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


                                TABLE OF CONTENTS

                                                                                                  Page

ITEM   1.    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998                        1

ITEM   2.    ACQUISITIONS OR SALES OF UTILITY ASSETS                                                12

ITEM   3.    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                      12

ITEM   4.    ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                             12

ITEM   5.    INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                      12

ITEM   6.    OFFICERS AND DIRECTORS

             Part   I.  Name, principal business address and positions held as of
                            December 31, 1998                                                       13

             Part  II.  Financial connections as of December 31, 1998                               23

             Part III.  Compensation and other related information                                  24

ITEM   7.    CONTRIBUTIONS AND PUBLIC RELATIONS                                                     25

ITEM   8.    SERVICE, SALES AND CONSTRUCTION CONTRACTS                                              25

             Part   I.  Intercompany sales and service

             Part  II.  Contracts to purchase services or goods between any system company and affiliate

             Part III.  Employment of any person by any system company for the performance on a continuing basis of management services

ITEM   9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                                     25

ITEM 10.     FINANCIAL STATEMENTS AND EXHIBITS                                                      25

     Index to Financial Statements

     Financial Statements

     Exhibits                                                                                       26

SIGNATURES                                                                                          29

APPENDIX                                                                                            30


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998.

                                              Number of
                                               Common          % of         Issuer              Owner's
                                               Shares        Voting         Book                  Book
        Name of Company                        Owned          Power         Value                 Value    Business Type
        ---------------                        -----          -----         -----                 -----    -------------

Ameren Corporation                                                        3,011,673,650    3,011,673,650     Holding Company

  Union Electric Co.                       102,123,834                    2,424,125,189    2,424,125,189     Electric & Gas Utility

       Envirotech Investment                                                      (1)                        Energy-Related
       Fund, L.L.C.

    Electric Energy, Inc.                       24,800                        8,834,469        3,533,787     Electric

    Union Electric Development Corp.            18,500                      (14,646,636)     (14,646,636)    Community Develop-
                                                                                                             ment & Energy-Related
                                                                                                             Investments

       Civic Ventures                                                             (2)                        Community
       Investment Fund, LP                                                                                   Development

       Civic Progress                                                             (3)                        Community
                                                                                                             Development

Kiel Center Corporation                                                           (3)                        Community
                                                                                                             Development

       Kiel Investors, L.P.                                                       (3)                        Community
                                                                                                             Development

       Clark Enterprises Inc.                                                     (3)                        Community
                                                                                                             Development


                                      -1-


     Lewis & Clark Industrial                                                    (4)                        Community
       Development Corporation                                                                               Development

       St. Louis Equity Fund 1988                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1990                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1991                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1992                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1993                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1994                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1995                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1996                                                 (5)                        Community
                                                                                                             Development

       St. Louis Equity Fund 1997                                                 (5)                        Community
                                                                                                             Development



                                      -2-



       St. Louis Equity Fund 1998#1                                               (5)                        Community
                                                                                                             Development

       Housing Missouri, Inc.                                                                                Community
                                                                                                             Development

          Housing Missouri 1996                                                   (6)                        Community
                                                                                                             Development

          Housing Missouri 1997                                                   (6)                        Community
                                                                                                             Development
          Housing Missouri 1998#2                                                 (6)                        Community
                                                                                                             Development

       Gateway Energy Systems, L.C.                                               (7)                        Energy-Related

       Gateway Energy Alliance, L.C.                                              (8)                        Energy-Related

     Central Ill. Pub. Service Co.          25,452,373                      575,370,463      575,370,463     Electric & Gas

         Electric Energy, Inc.                  12,400                        8,834,469        1,766,894     Electric

         *CIPS Energy, Inc.                        100                            1,000            1,000     Inactive

         *Illinois Steam Inc.                      100                            1,000            1,000     Inactive

     CIPSCO Investment Company                     100                        2,261,814        2,261,814     Leasing and Energy-
                                                                                                             Related Investments



                                     -3-


       CIPSCO Securities Company                   100                       13,791,361       13,791,361     Investments

     CIPSCO Venture Company                        100                        3,883,489        3,883,489     Civic and Economic
                                                                                                             Development

           Effingham Development                                 (9)                                         Investments
           Building II, LLC

           Mattoon Enterprise Park LLC                          (10)                                         Investments

           MACC, LLC                                            (11)                                         Investments

           Illinois Equity Fund 1992                            (12)                                         Investments

           Illinois Equity Fund 1994                            (12)                                         Investments

           Illinois Equity Fund 1996                            (12)                                         Investments

           Illinois Equity Fund 1998#3                           (12)                                         Investments

         CIPSCO Leasing Company                    100          (13)         35,202,658       35,202,658     Leveraged Leases

           CLC Aircraft Leasing Co.                100          (14)                                         Equipment Leasing

           CLC Leasing Co. A                       100          (15)                                         Equipment Leasing

           CLC Leasing Co. B                       100          (16)                                         Equipment Leasing



                                       -4-

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           CLC Leasing Co. C                       100          (17)                                         Inactive

         CIPSCO Energy Company                     100                       33,816,975       33,816,975     Energy-Related
                                                                                                             Investments

           CEC-APL L.P.                                                             (18)                     Investments

              CEC-APL-G Co.                        100          (18)                                         Equipment Leasing

              CEC-APL-L Co.                        100          (18)                                         Equipment Leasing

           CEC-PGE L.P.                                                             (19)                     Investments

              CEC-PGE-G Co.                        100          (19)                                         Equipment Leasing

              CEC-PGE-L Co.                        100          (19)                                         Equipment Leasing

           CEC-PGE L.P.                                                             (20)                     Investments

              CEC-PSLP-G Co.                       100          (20)                                         Equipment Leasing

              CEC-PSLP-L Co.                       100          (20)                                         Equipment Leasing

           CEC-MPS L.P.                                                             (21)                     Investments

         CEC-MPS-G Co.                             100          (21)                                         Equipment Leasing

              CEC-MPS-L Co.                        100          (21)                                         Equipment Leasing



                                      -5-



              CEC-ACE L.P.                                                          (22)                     Investments

              CEC-ACE-G Co.                        100          (22)                                         Equipment Leasing

              CEC-ACE-L Co.                        100          (22)                                         Equipment Leasing

              CEC-ACLP-Co.                         100          (23)                                         Investments

Ameren Energy, Inc.#4                                1                       (3,590,016)      3,590,016)     Power & Gas
                                                                                                             Marketing,
                                                                                                             Energy-Related

Ameren Services Co.                              1,000                       16,231,478       16,231,478     Services to Ameren
                                                                                                             and its affiliates

Ameren Development Company#5                     1,000                          122,407          122,407     Energy-Related

     Ameren ERC, Inc.#6                          1,000                          122,465          122,465     Energy-Related

Ameren Energy Communication, Inc.#7              1,000                         (663,596)          663,596)   Communications-
                                                                                                             Related


                  Notes Relating to Voting Power and Book Value
                  ---------------------------------------------

Union Electric Company

  (1)  Envirotech Investment Fund, L.L.C.
           Capital   investments  in  energy-related   businesses  with  Company
           contributions amounting to $1,340,000 as of 12/31/98.


                                      -6-

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Union Electric Development Corporation

  (2)  Civic Ventures Investment Fund, LP
           Investment fund to promote growth and development of small and minority business enterprises with Company contributions amounting to $178,200 as of 12/31/98.

  (3) Civic Progress,  Kiel Center  Corporation,  Kiel  Investors,  LP and Clark
      Enterprises, Inc.
           Capital  contributions related to an investment in the development of
           the  Kiel  Center,   amounted  to  $6,208,303  as  of  12/31/98.   No
           established market value.

  (4)  Lewis and Clark Industrial Development Corporation
           Capital contribution in civic development as of 12/31/98 of $5,000.

  (5)  St. Louis Equity Funds - 1988, 1990, 1991, 1992, 1993, 1994, 1995,  1996,
       1997 and 1998
           Real estate investment funds, with the Company's total contributions as of 12/31/98 of $3,255,492.52. No established market value.
  (6)  Housing Missouri Funds - 1996, 1997 and 1998
           Real estate investment funds with the Company's total contributions as of 12/31/98 of $143,890.63. No established market value.

  (7)  Gateway Energy Alliance LLC
           A total of $429,792 was invested in a 50% interest in the above named
           Limited Liability Corporation. No established market value.

  (8)  Gateway Energy Systems, LLC
           A 49% interest in the above named Limited Liability Company amounting to $437,500. No established market value.


                                      -7-



CIPSCO Venture Company holdings:

Total equity interest in the investments  listed below,  except for the Illinois
Equity Funds which is provided separately below, is $872,598:

  (9) Effingham Development Building II LLC
           A 40% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (10)  Mattoon Enterprise Park, LLC
           A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (11)  MACC, LLC
           A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.

 (12)      Illinois   Equity  Funds  -  1992,   1994,   1996  and  1998  Limited
           Partnerships Various ownership interests of not more than 10% in four limited partnerships. Total commitment to all limited partnerships of
           $3.5 million. No established market value, book value is $3,010,891.


CIPSCO Leasing Company

Total current asset book value of investments listed below is $35,202,658:

 (13) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing
       Company.


                                      -8-



 (14) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

 (15) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name CLC Leasing
       Company A.

 (16) A 100% interest in a leveraged lease financing of certain commercial properties held under the subsidiary name CLC Leasing Company B.

 (17) CLC Leasing Company C established for future investment opportunities; no current investments.


CIPSCO Energy Company

Total current asset book value of investments listed below is $33,816,975:

 (18)  CEC-APL, LP
           A 51%  limited  partnership  interest  in  the  above  named  Limited
           Partnership.  1% and 50% of this  investment  are  held in  CEC-APL-G
           Company and CEC-APL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

 (19)  CEC-PGE, LP
           A 51%  limited  partnership  interest  in  the  above  named  Limited
           Partnership.  1% and 50% of  this  investment  is  held in  CEC-PGE-G
           Company and CEC-PGE-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.


                                      -9-


 (20)  CEC-PSPL, LP
           A 51%  limited  partnership  interest  in  the  above  named  Limited
           Partnership.  1% and 50% of this  investment  are held in  CEC-PSPL-G
           Company and CEC-PSPL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

 (21)  CEC-MPS, LP
           A 100%  limited  partnership  interest  in the  above  named  Limited
           Partnership. 1% and 99% of this investment are held in CEC-MPS-G and CEC-MPS-L Company, respectively - both subsidiaries of CIPSCO Energy
           Company. No established market value.

 (22)  CEC-ACE, LP
           A 100%  limited  partnership  interest  in the  above  named  Limited
           Partnership.  1% and 99% of this  investment  are  held in  CEC-ACE-G
           Company and CEC-ACE-L Company, respectively, - both subsidiaries of CIPSCO Energy Company. No established market value.

 (23) Appomattox Cogeneration L.P.
           A 24.75%  limited  partnership  interest in the above  named  Limited
           Partnership.   This  investment  is  held  in  CEC-ACLP  Company,   a
           subsidiary of CIPSCO Energy Company. No established market value.

                                    Footnotes
#1 St. Louis Equity Fund 1998 is the 1998 commitment to the real estate invest-ment fund.

#2 Housing Missouri 1998 is the 1998 commitment to the real estate investment fund.

#3 Illinois Equity Fund 1998 is the 1998 commitment to the real estate invest-ment fund.

#4 Ameren Energy, Inc. was incorporated in Missouri on 1/6/98 as an energy marketing and trading company.

#5 Ameren Development Company was incorporated in Missouri on 2/26/98 as a holding company.


                                      -10-


#6 Ameren ERC, Inc. was incorporated in Missouri on 2/26/98 to invest in energy-related investments.

#7 Ameren Energy Communications, Inc. was incorporated in Missouri on 6/26/98 to invest in energy communication investments.


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

No sales that require reporting.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A.   Central Illinois Public Service Company - Debt Issuance
       1. Issuance of $15 million Senior Notes, 5.374%, Due 2008 secured by First Mortgage Bonds. Issued on December 22, 1998.
       2. Issuance of $40 million Senior Notes, 6.125%, Due 2028 secured by First Mortgage Bonds. Issued on December 22, 1998.

B.   Union Electric Company - Debt Issuance
       1. Entered into a Loan Agreement with the State Environmental Improvement and Energy Resources Authority of the State of Missouri for the issuance of Environmental Improvement Revenue Refunding Bonds issued in three series: $60 million, $50 million and $50 million, all floating rate issuance, all due September 1, 2033.

C.   Ameren Corporation - Guarantee
       1. The registrant and its utility affiliates are self insured for Workman's Compensation Insurance and the Parent (Ameren Corporation) guarantees the payment of outstanding claims of subsidiaries (the "reserve"0. At 12/31/98 this amounted to approximately $3.35 million. The highest amount outstanding at any time during the year cannot be readily determined.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


A.   Central Illinois Public Service Company - Debt Retirements
       1. On or about December 22, 1998, this subsidiary terminated a $42 million long term line of credit and paid all associated borrowings on this line of credit in full.
       2. On December 22, 1998, this subsidiary provided notice for the redemption of First Mortgage Bonds Series W, for $33 million.

B.   Union Electric Company - Debt Retirements
       1. On December 1, 1998, this subsidiary terminated the Loan Agreement with the State Environmental Improvement and Energy Resources Authority of the State of Missouri due to the redemption of the associated Environmental Improvement Revenue Refund Bonds in the amount of $160 million.


ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

None.

ITEM 6.  OFFICERS AND DIRECTORS - PART I

The positions of officers and director of all system companies as of December 31, 1998 were as follows:

NAME AND ADDRESS                                                POSITION


AMEREN CORPORATION

WARNER L. BAXTER (1)                ST. LOUIS, MO                 VP, C
JERRE E. BIRDSONG                   ST. LOUIS, MO                 T
DONALD E. BRANDT                    ST. LOUIS, MO                 SVP
WILLIAM E.CORNELIUS                 ST. LOUIS, MO                 D
CLIFFORD L. GREENWALT (2)           SPRINGFIELD, IL               D
THOMAS A. HAYS                      ST. LOUIS, MO                 D
WILLIAM E. JAUDES (3)               ST. LOUIS, MO                 VP & GC
RICHARD A.LIDDY                     ST. LOUIS, MO                 D
GORDON R.LOHMAN (2)                 CHICAGO, IL                   D
RICHARD A. LUMPKIN (2)              MATTOON, IL                   D
JOHN PETERS MACCARTHY               ST. LOUIS, MO                 D
HANNE M. MERRIMAN (2)               WASHINGTON, D.C.              D
PAUL L. MILLER JR.                  ST. LOUIS, MO                 D
CHARLES W. MUELLER                  ST. LOUIS, MO                 D, CM, P & CEO
ROBERT H. QUENON                    ST. LOUIS, MO                 D
HARVEY SALIGMAN                     ST. LOUIS, MO                 D
CHARLES J. SCHUKAI                  ST. LOUIS, MO                 D
STEVEN R. SULLIVAN (4)              ST. LOUIS, MO                 VP, GC & S
JAMES C. THOMPSON (5)               ST. LOUIS, MO                 S
JANET McAFEE WEAKLEY                ST. LOUIS, MO                 D
JAMES W. WOGSLAND (2)               PEORIA, IL                    D

(1) Mr. Baxter was elected Vice President on May 1, 1998. (2) Term began April 28, 1998.
(3) Mr. Jaudes retired on July 1, 1998.
(4) Mr. Sullivan was elected Vice President and General Counsel on July 1, 1998 and Secretary on September 1, 1998.
(5) Mr. Thompson retired on September 1, 1998.

UNION ELECTRIC COMPANY

PAUL A. AGATHEN (1)                 ST. LOUIS, MO                 D
WARNER L. BAXTER (2)                ST. LOUIS, MO                 VP & C
JERRE E. BIRDSONG                   ST. LOUIS, MO                 T
DONALD E. BRANDT (1)                ST. LOUIS, MO                 D, SVP
WILLIAM J. CARR                     ST. LOUIS, MO                 VP
WILLIAM E. CORNELIUS (3)            ST. LOUIS, MO                 D
THOMAS A. HAYS (3)                  ST. LOUIS, MO                 D
THOMAS H. JACOBSEN (3)              ST. LOUIS, MO                 D
WILLIAM E. JAUDES (4)               ST. LOUIS, MO                 VP & GC
RICHARD A. LIDDY (3)                ST. LOUIS, MO                 D
JOHN PETERS       MACCARTHY (3)     ST. LOUIS, MO                 D
PAUL L. MILLER, JR. (3)             ST. LOUIS, MO                 D
MICHAEL J. MONTANA                  ST. LOUIS, MO                 VP
CHARLES W. MUELLER                  ST. LOUIS, MO                 D, P & CEO
ROBERT H. QUENON (3)                ST. LOUIS, MO                 D
GARY L. RAINWATER                   SPRINGFIELD, IL               D

NAME AND ADDRESS                                                 POSITION

GARRY L. RANDOLPH                   ST. LOUIS, MO                 VP
HARVEY SALIGMAN (3)                 ST. LOUIS, MO                 D
CHARLES J. SCHUKAI (1)              ST. LOUIS, MO                 D, SVP
ROBERT J. SCHUKAI                   ST. LOUIS, MO                 VP
WILLIAM C. SHORES                   ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN (5)              ST. LOUIS, MO                 VP, GC & S
JAMES C. THOMPSON (6)               ST. LOUIS, MO                 S
JANET MCAFEE WEAKLEY (3)            ST. LOUIS, MO                 D

(1) Term began April 28, 1998.
(2) Mr. Baxter was elected Vice President on May 1, 1998. (3) Term ended April 28, 1998.
(4) Mr. Jaudes retired on July 1, 1998.
(5) Mr. Sullivan was elected Vice President and General Counsel on June 11, 1998 and Secretary on August 27, 1998.
(6) Mr. Thompson retired on September 1, 1998.


ELECTRIC ENERGY, INC.

DONALD W. CAPONE                    ST. LOUIS, MO                 D
ALEC G. DREYER                      DECATUR, IL                   D
JAMES M. HELM                       JOPPA, IL                     S
R. ALAN KELLEY                      ST. LOUIS, MO                 D, P
WAYNE T. LUCAS                      LOUISVILLE, KY                D
GILBERT W. MOORMAN                  SPRINGFIELD, IL               D
CHARLES W. MUELLER                  ST. LOUIS, MO                 D
ROBERT L. POWERS                    JOPPA, IL                     VP
JOHN D. PRUNKL                      DECATUR, IL                   D
GARY L. RAINWATER                   SPRINGFIELD, IL               D


UNION ELECTRIC DEVELOPMENT CORPORATION


JERRE E. BIRDSONG                   ST. LOUIS, MO                 D, VP, T
DONALD E. BRANDT                    ST. LOUIS, MO                 D, VP, C
WILLIAM E. JAUDES (1)               ST. LOUIS, MO                 D, VP & GC
CHARLES W. MUELLER                  ST. LOUIS, MO                 D, P
JAMES C. THOMPSON (2)               ST. LOUIS, MO                 D, S

(1) Mr. Jaudes retired on July 1, 1998.
(2) Mr. Thompson retired on September 1, 1998.


KIEL CENTER CORPORATION

CHARLES W. MUELLER                  ST. LOUIS, MO                 D

NAME AND ADDRESS                                                  POSITION


KIEL INVESTORS, L.P.

CHARLES W. MUELLER                  ST. LOUIS, MO                 D


CLARK ENTERPRISES INC.

CHARLES W. MUELLER                  ST. LOUIS, MO                 D


ST.LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998.

DONALD E. BRANDT                    ST. LOUIS, MO                 CM


HOUSING MISSOURI, INC. 1996, 1997, 1998

JERRE E. BIRDSONG                   ST. LOUIS, MO                 D


GATEWAY ENERGY SYSTEMS, L.C.

DONALD E. BRANDT                    ST. LOUIS, MO                 D


GATEWAY ENERGY ALLIANCE, L.C.

DONALD E. BRANDT                    ST. LOUIS, MO                 D


GATEWAY ENERGY WGK PROJECT LLC

DONALD E. BRANDT                    ST. LOUIS, MO                 D


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

PAUL  A. AGATHEN (1)                ST. LOUIS, MO                 D
WARNER L. BAXTER                    ST. LOUIS, MO                 C
JERRE E. BIRDSONG                   ST. LOUIS, MO                 T
JAMES T. BIRKETT                    SPRINGFIELD, IL               VP
DONALD E. BRANDT (1)                ST. LOUIS, MO                 D
CLIFFORD L. GREENWALT (2)           SPRINGFIELD, IL               D
JOHN L. HEATH                       PHOENIX, AZ                   D
ROBERT W.JACKSON                    SPRINGFIELD, IL               D
WILLIAM E. JAUDES (3)               ST. LOUIS, MO                 VP & GC
WILLIAM A. KOERTNER (4)             SPRINGFIELD, IL               VP, S
GORDON R. LOHMAN (2)                CHICAGO, IL                   D
RICHARD A. LUMPKIN (2)              MATTOON, IL                   D
HANNE M. MERRIMAN (2)               WASHINGTON, D.C.              D

NAME AND ADDRESS                                                POSITION


MICHAEL J. MONTANA (1)              ST. LOUIS, MO                VP
GILBERT W. MOORMAN                  SPRINGFIELD, IL              VP
CHARLES W. MUELLER (1)              ST. LOUIS, MO                D
CRAIG D. NELSON (1)                 ST. LOUIS, MO                VP
GARY L. RAINWATER (5)               SPRINGFIELD, IL              D, P & CEO
CHARLES J. SCHUKAI (1)              ST. LOUIS, MO                D
THOMAS L. SHADE                     QUINCY, IL                   D
STEVEN R. SULLIVAN (6)              ST. LOUIS, MO                VP, GC & S
THOMAS R. VOSS (7)                  SPRINGFIELD, IL              VP
JAMES W. WOGSLAND (2)               PEORIA, IL                   D

(1) Term began April 28, 1998.
(2) Term ended April 28, 1998.
(3) Mr. Jaudes retired on July 1, 1998.
(4) Mr. Koertner resigned on November 6, 1998.
(5) Mr. Rainwater was elected President and Chief Executive Officer on January 1, 1998.
(6) Mr. Sullivan was elected Vice President, General Counsel and Secretary on November 7, 1998.
(7) Mr. Voss was elected Vice President on July 1, 1998.


CIPS ENERGY, INC.

GARY L. RAINWATER                   SPRINGFIELD, IL              D, P


ILLINOIS STEAM INC.

GARY L. RAINWATER                   SPRINGFIELD, IL              D, P


CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CIPSCO SECURITIES COMPANY

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S

NAME AND ADDRESS                                                POSITION


CIPSCO VENTURE COMPANY

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


EFFINGHAM DEVELOPMENT BUILDING II, LLC

ROBERT C. PORTER                    ST. LOUIS, MO                D


MATTOON ENTERPRISES PARK LLC

ROBERT C. PORTER                    ST. LOUIS, MO                D


MACC, LLC

ROBERT C. PORTER                    ST. LOUIS, MO                D


ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998.

ROBERT C. PORTER                    ST. LOUIS, MO                D


CIPSCO LEASING COMPANY

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CLC LEASING CO. A

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T

NAME AND ADDRESS                                                POSITION


DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CLC LEASING CO. B

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CLC LEASING CO. C

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CIPSCO ENERGY COMPANY

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-APL-G CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-APL-L CO.

DIANE L. BORTMESS                   SPRINGFIELD, IL              D, T
RONALD K. EVANS                     ST. LOUIS, MO                D, S
JOY D.   HUSTON                     ST. LOUIS, MO                D, C
GREGORY L. NELSON                   ST. LOUIS, MO                D, PEO, P

NAME AND ADDRESS                                                POSITION


CEC-PGE-G CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-PGE-L CO.

DIANE L. BORTMESS                   SPRINGFIELD, IL              D, T
RONALD K. EVANS                     ST. LOUIS, MO                D, S
JOY D.   HUSTON                     ST. LOUIS, MO                D, C
GREGORY L. NELSON                   ST. LOUIS, MO                D, PEO, P


CEC-PSPL-G CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-PSPL-L CO.

DIANE L. BORTMESS                   SPRINGFIELD, IL              D, T
RONALD K. EVANS                     ST. LOUIS, MO                D, S
JOY D.   HUSTON                     ST. LOUIS, MO                D, C
GREGORY L. NELSON                   ST. LOUIS, MO                D, PEO, P


CEC-MPS-G CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-MPS-L CO.

DIANE L. BORTMESS                   SPRINGFIELD, IL              D, T
RONALD K. EVANS                     ST. LOUIS, MO                D, S
JOY D.   HUSTON                     ST. LOUIS, MO                D, C
GREGORY L. NELSON                   ST. LOUIS, MO                D, PEO, P

NAME AND ADDRESS                                                POSITION


CEC-ACE-G CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


CEC-ACE-L CO.

DIANE L. BORTMESS                   SPRINGFIELD, IL              D, T
RONALD K. EVANS                     ST. LOUIS, MO                D, S
JOY D.   HUSTON                     ST. LOUIS, MO                D, C
GREGORY L. NELSON                   ST. LOUIS, MO                D, PEO, P


CEC-ACLP- CO.

WARNER L. BAXTER                    ST. LOUIS, MO                C
JERRE E. BIRDSONG                   ST. LOUIS, MO                D, PEO, P, T
DONALD E. BRANDT                    ST. LOUIS, MO                D
ROBERT C. PORTER                    ST. LOUIS, MO                D, VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                S


AMEREN ENERGY, INC

PAUL A. AGATHEN                     ST. LOUIS, MO                D
WARNER L. BAXTER                    ST. LOUIS, MO                VP, C
JERRE E. BIRDSONG                   ST. LOUIS, MO                T
DONALD E. BRANDT                    ST. LOUIS, MO                D, P
DANIEL F. COLE                      ST. LOUIS, MO                VP
LESLIE MCNEW                        ST. LOUIS, MO                VP
CHARLES W. MUELLER                  ST. LOUIS, MO                D
STEVEN R. SULLIVAN                  ST. LOUIS, MO                VP, GC & S
JAMES F.WHITESIDES                  ST. LOUIS, MO                VP


AMEREN SERVICES CO.

PAUL A. AGATHEN                     ST. LOUIS, MO                SVP
M. PATRICIA BARRETT                 ST. LOUIS, MO                VP
WARNER L. BAXTER (1)                ST. LOUIS, MO                VP, C
JERRE E. BIRDSONG                   ST. LOUIS, MO                T
DONALD E. BRANDT                    ST. LOUIS, MO                D, SVP
CHARLES A. BREMER                   ST. LOUIS, MO                VP
DONALD W. CAPONE                    ST. LOUIS, MO                VP
JIMMY L. DAVIS                      ST. LOUIS, MO                VP
JEAN M. HANNIS                      ST. LOUIS, MO                VP
WILLIAM E. JAUDES (2)               ST. LOUIS, MO                VP & GC

NAME AND ADDRESS                                                POSITION


R. ALAN KELLEY                      ST. LOUIS, MO                VP
MICHAEL J. MONTANA                  ST. LOUIS, MO                VP
CHARLES W. MUELLER                  ST. LOUIS, MO                D, P & CEO
CRAIG D. NELSON                     ST. LOUIS, MO                VP
CHARLES J. SCHUKAI                  ST. LOUIS, MO                D, SVP
STEVEN R. SULLIVAN (3)              ST. LOUIS, MO                VP, GC & S
JAMES C. THOMPSON (4)               ST. LOUIS, MO                S
SAMUEL E. WILLIS                    ST. LOUIS, MO                VP
RONALD C. ZDELLAR                   ST. LOUIS, MO                VP


(1) Mr. Baxter was elected Vice President on May 1, 1998. (2) Mr. Jaudes retired on July 1, 1998.
(3) Mr. Sullivan was elected Vice President and General Counsel on June 11, 1998 and Secretary on August 27, 1998.
(4) Mr. Thompson retired on September 1, 1998.


AMEREN DEVELOPMENT COMPANY

PAUL A. AGATHEN                     ST. LOUIS, MO                SVP
JERRE E. BIRDSONG                   ST. LOUIS, MO                T
DONALD E. BRANDT                    ST. LOUIS, MO                D, SVP
CHARLES W. MUELLER                  ST. LOUIS, MO                D, P
CHARLES J. SCHUKAI                  ST. LOUIS, MO                D, SVP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                VP, GC & S


AMEREN ERC, INC

PAUL A. AGATHEN                     ST. LOUIS, MO                SVP
JERRE E. BIRDSONG                   ST. LOUIS, MO                T
DONALD E. BRANDT                    ST. LOUIS, MO                D, SVP
CHARLES W. MUELLER                  ST. LOUIS, MO                D
CHARLES J. SCHUKAI                  ST. LOUIS, MO                D, P
STEVEN R. SULLIVAN                  ST. LOUIS, MO                VP, GC & S


AMEREN ENERGY COMMUNICATIONS, INC.

JERRE E. BIRDSONG                   ST. LOUIS, MO                 T
DONALD E. BRANDT                    ST. LOUIS, MO                 D
CHARLES W. MUELLER                  ST. LOUIS, MO                 D
CHARLES J. SCHUKAI                  ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                  ST. LOUIS, MO                 S

NOTE: Positions are indicated above by the following symbols:

C -  Controller
CEO - Chief Executive Officer
CM - Chairman
D - Director
GC - General Counsel
P - President
PEO - Principal Executive Officer
S - Secretary
SVP - Senior Vice President
T - Treasurer
VP - Vice President

ITEM 6.  OFFICERS AND DIRECTORS - PART II

Financial Connections - The following is a list, as of December 31, 1998, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.


                                                                                 Position
                                                                                  Held in            Applicable
  Name of Officer             Name and Location                                 Financial            Exemption
   or Director              of Financial Institution                             Institution           Rules
     (1)                             (2)                                            (3)                 (4)
-------------------------------------------------------------------------------------------------------------------
                               AMEREN CORPORATION
Clifford L. Greenwalt       National City Corporation                             Director           Rule 70(b)
                            National City Bank of Michigan/Illinois

Thomas A. Hays              Mercantile Bancorporation                             Director           Rule 70(a)

Richard A. Lumpkin          First Mid-Illinois Bancshares Inc.                    Director           Rule 70(a)
                            First Mid-Illinois Bank & Trust NA                    Director           Rule 70(a)

Harvey Saligman             Mercantile Bancorporation                             Director           Rule 70(a)


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

John L. Heath               Johnson Bank of Arizona, N.A. of                      Director           Rule 70(d)
                            Phoenix and Scottsdale, Arizona


ITEM 6.  OFFICERS AND DIRECTORS - PART III

(a) and (b) Directors' and Executive Officers' Compensation and Security Interests.

Information concerning compensation and interests in system securities is set forth in Exhibits A-4, A-5 and A-6 to this Form U5S and is incorporated herein by reference.


(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.


(d)  Indebtedness of Directors or Executive Officers to System Companies.

None.


(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

See Exhibits A-4, A-5 and A-6 for descriptions of the participation of directors
and  executive   officers  of  System  companies  in  bonus  and  profit-sharing arrangements and other benefits.


(f) Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of Ameren and all subsidiary companies are insured under directors' and officers' liability policies issued to Ameren, et. al. by Great American Insurance Company, Reliance National Insurance Company, Gulf Insurance Company and Executive Risk Indemnity, Inc. The policies are for the period January 1, 1998 to March 1, 2002. The Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

Part I   None
Part II  None


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.  (1) Ameren Services/Ameren ERC - March 27, 1998 (see Appendix A)
         (2) Ameren Services/Ameren Development Co. - March 27,
             1998 (see Appendix B)
         (3) Ameren Services/Ameren Energy Communications, Inc. - July 1,
             1998 (see Appendix C)
         (4) Ameren Services/Ameren Energy, Inc. - October 1, 1998 (see Appendix
             D)
         (5) Ameren Services/Ameren Energy, Inc. - October 30, 1998 (see Appendix E)
         (6) Ameren Services/Electric Energy Inc. - July 1,1998 (see Appendix F)

Part II. The System companies had no contracts to purchase services or goods during 1998 from any affiliated (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities, except as reported in Item 6.

Part III. The System company does not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS (continued)

FINANCIAL STATEMENTS

Filed confidentially as Appendix G on Form SE.


                          NOTES TO FINANCIAL STATEMENTS



Ameren Corporation Reference is made to "Notes to Consolidated Financial Statements" contained on pages 28 through 42 in the Ameren 1998 Annual Report to Shareholders, which information is incorporated by reference.


Union Electric Reference is made to "Notes to Financial Statements" contained on pages 23 through 37 in the Union Electric 1998 Annual Report, which information is incorporated by reference.


Central Illinois Public Service Reference is made to "Notes to Financial Statements" contained on pages 23 through 36 in the Central Illinois Public Service 1998 Annual Report, which information is incorporated by reference.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                     DESCRIPTION

A.       ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

         A.1 1998 Annual Report on Form 10-K for Ameren Corporation. (File No. 1-14756)

         A.2 1998 Annual Report on Form 10-K for Central Illinoi Public Service Company. (File No. 1-3672)

         A.3 1998 Annual Report on Form 10-K for Union Electric Company. (File No. 1-2967)

         A.4   1999 Proxy Statement of Ameren Corporation. (File No. 1-14756)

         A.5 1999 Proxy Statement of Central Illinois Public Service Company. (File No. 1-3672)

         A.6   1999 Proxy Statement of Union Electric Company. (File No. 1-2967)


B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

         B.1   Ameren Energy Communications - Filed herewith on Form SE


C. (a)   INSTRUMENTS  DEFINING  THE  RIGHTS  OF  SECURITY   HOLDERS,   INCLUDING
         INDENTURES

         C.1   Union Electric Company

               C1.1 Trust Indenture - Environmental Bonds, Series 1998 A (filed herewith on Form SE)

               C1.2 Loan Agreement - Environmental Bonds, Series 1998 A (filed herewith on Form SE)

               C1.3 Trust Indenture - Environmental Bonds, Series 1998 B (filed herewith on Form SE)

               C1.4 Loan Agreement - Environmental Bonds, Series 1998 B (filed herewith on Form SE)

               C1.5 Trust Indenture - Environmental Bonds, Series 1998 C (filed herewith on Form SE)

               C1.6 Loan Agreement - Environmental Bonds, Series 1998 C (filed herewith on Form SE)

         C.2   Central Illinois Public Service Company


               C2.1 Trust Agreement - $75,000,000 Senior Note First Mortgage Bonds (filed herewith on Form SE)

*D.      AGREEMENT  ALLOCATING   CONSOLIDATED  INCOME TAX  LIABILITY  BY  AMEREN
         CORPORATION AND SUBSIDIARIES


*F.      SCHEDULES SUPPORTING ITEMS OF THE REPORT
         F-1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

         F-2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electri Utilities Licensees and/or Natural Gas Utilities as follows: (filed herewith on From SE)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Gas Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant

         F-3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (filed herewith on Form SE)

               Summary  of   Utility  Plant   and  Accumulated  Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Electric Plant in Service

               Gas Plant in Service

               Manufactured Gas Production Plant - Supplemental Schedule

               Electric Plant Held for Future Use

               Gas Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated Provision for Depreciation and Amortization of Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


*G.      FINANCIAL DATA SCHEDULES (filed herewith on Form SE)

         G.1   Financial Data Schedule of Ameren Corporation Consolidated

         G.2   Financial Data Schedule of Ameren Corporation

         G.3   Financial Data Schedule of Union Electric Company

         G.4   Financial  Data  Schedule  of  Central  Illinois  Public  Service
               Company

         G.5   Financial Data Schedule of Ameren Services

         G.6   Financial Data Schedule of Electric Energy Inc

         G.7   Financial Data Schedule of Ameren Energy

         G.8   Financial Data Schedule of CIPSCO Investment Company

         G.9   Financial Data Schedule of Ameren Development Company

         G.10  Financial Data Schedule of Ameren Energy Communications

SIGNATURE


Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 1998 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                               AMEREN CORPORATION


                                     By:      /s/ Steven R. Sullivan
                                             ------------------------
                                              Steven R. Sullivan
                                              Vice President, General Counsel
                                              and Secretary


May 10, 1999

                                    APPENDIX

                                                                      Appendix A

                               SERVICES AGREEMENT
                                     Between
                             AMEREN SERVICES COMPANY
                                       and
                                AMEREN ERC, INC.

     THIS AGREEMENT, made and entered into this 27th day of March, 1998, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and AMEREN ERC, INC. and its subsidiaries ("Ameren ERC"), a Missouri Corporation (hereinafter sometimes referred to collectively as "Client Companies");

                       WITNESSETH:

     WHEREAS, Client Companies, desire to enter into this agreement providing for the performance by Service Company for the Client Companies of certain services more particularly set forth herein; and
     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Companies desire to avail themselves of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services

     Service   Company   agrees  to  furnish  to  Client   Companies  and  their
subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Companies may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Companies such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2. Services to be Performed

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Companies may request and Service Company determines it is able to perform with respect to Client Companies' business and operations.

Section 3.  Compensation of Service Company

     As compensation for such services rendered to it by Service Company, Client Companies hereby agree to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Companies shall include direct charges and Client Companies' fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Companies.

Section 6.  Payment

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties. Section 8. Client Companies


     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Companies or their subsidiaries from furnishing to other Ameren system companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination

     This Agreement shall remain in effect from the date executed unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                            AMEREN SERVICES COMPANY

                                            By ______________________________

                                            Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                           AMEREN ERC, INC.

                                           By ______________________________

                                           Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                                                     Schedule 1
                                                                    Page 1 of 9








                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS


Description of Expected Services to be Provided

A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

         a)  Building Service

         Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

         Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

         b)  Controller's

         Description - Perform all accounting services necessary to properly maintain and report on the books and records of Ameren and its subsidiaries. Provide investor relations services.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         c)  Corporate Communications

         Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

                                                                     Schedule 1
                                                                    Page 2 of 9


         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         d)  Corporate Planning

         Description - Provide rate engineering, interchange marketing, resource planning and business analysis services.

         Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

         e) Customer Services/Division Support

         Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

         Expected Allocation Factors - 1) number of customers; 2) number of em-ployees; and 3) operations and maintenance labor

         f)  Economic Development

         Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

         Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

         g)  Energy Supply

         Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

         Expected Allocation Factors - 1) kwh sales

                                                                     Schedule 1
                                                                    Page 3 of 9



         h)  Engineering and Construction

         Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity.

         Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

         i)  Environmental Services & Safety

         Description  -  Perform   analysis  and  advocacy  of  regulatory   and
         legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

         Expected Allocation Factors - 1)   number of employees; 2)   generating
         capacity; 3) operations and maintenance labor; and 4) construction expenditures

         j)  Executive

         Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

         Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

         k)  Fossil Fuel Procurement

         Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

         Expected Allocation Factors - 1) kwh sales

         l)  Gas Supply

         Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                     Schedule 1
                                                                    Page 4 of 9



         Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

         m)  General Counsel

         Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         n)  Human Resources

         Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

         Expected Allocation Factors - 1) number of employees; 2) total capital-ization; 3) total assets; and 4) operation and maintenance labor

         o)  Industrial Relations

         Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

         Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

         p)  Information Services

         Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) CPU cycles; and 5) operation and maintenance labor

                                                                     Schedule 1
                                                                    Page 5 of 9



         q)  Internal Audit

         Description  -  Audit  company  operations,   perform  operational  and
         productivity reviews, review justifications for capital projects and perform quality assurance reviews.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; and 4) operation and maintenance labor

         r)  Marketing

         Description - Provide marketing services including account management, program development, market research and customer energy services.

         Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) to-tal assets

         s)  Merger Coordination

         Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         t)  Motor Transportation

         Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

         Expected Allocation Factors - 1) number of vehicles

         u)  Purchasing

         Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

         Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

                                                                     Schedule 1
                                                                    Page 6 of 9



         v) Real Estate

         Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

         Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

         w)  Stores

         Description  -  Provide  clerical,  stenographic,   administrative  and
         Electronic Data systems support. Provide engineering support and manage and direct stores operations.

         Expected Allocation Factors - 1) composite*

         x)  Tax

         Description - Research and consult on tax issues in connection with federal, state and local tax compliance and planning matters, including the preparation and filing of returns.

         Expected Allocation Factors - 1) composite*; 2) current tax expense; 3) total capitalization; and 4) total assets

         y)  Treasurer's

         Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) total capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
         Sales (kwh and dekatherm)
         Number of customers
         Number of employees

                                                                     Schedule 1
                                                                    Page 7 of 9



Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common

                                                                     Schedule 1
                                                                    Page 8 of 9




stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most

                                                                     Schedule 1
                                                                    Page 9 of 9


recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                   Schedule 2
                                                                   Page 1 of 1





                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS



      ALLOCATION NUMBER           DESCRIPTION

                  001A            Composite*
                  002A            Number of customers
                  002B            Number of gas transportation customers
                  002C            Number of electric customers
                  002D            Number of gas customers
                  002E            % to unregulated company/number of customers
                  003A            Sales (kwh and dekatherm)
                  003B            Kwh sales
                  003C            Dekatherm sales
                  004A            Number of employees
                  004B            Number of contract employees
                  004C            Number of non-contract employees
                  004D            Number of AMS & UEC employees
                  005A            O&M labor
                  006A            Total revenues
                  006B            Electric revenues
                  006C            Gas revenues
                  007A            Total capitalization
                  007B            % to Ameren Corporation/total capitalization
                  008A            Total assets
                  009A            Construction expenditures
                  010A            Peak load (electric)
                  010B            Peak load (gas)
                  011A            Generating capacity
                  012A            Gas throughput (includes transportation)
                  013A            CPU cycles - mainframe
                  013B            CPU cycles - UNIX
                  015A            Current tax expense
                  016A            Number of vehicles



*Composite consists of the following three factors (equal weight to each factor):
                  Sales (kwh and dekatherm)
                  Number of customers
                  Number of employees

                                                                      Appendix B





                               SERVICES AGREEMENT
                                     Between
                             AMEREN SERVICES COMPANY
                                       and
                         AMEREN DEVELOPMENT CORPORATION

     THIS AGREEMENT, made and entered into this 27th day of March, 1998, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and AMEREN DEVELOPMENT CORPORATION and its subsidiaries ("Ameren Development Corporation"), a Missouri Corporation (hereinafter sometimes referred to collectively as "Client Companies");

                          WITNESSETH:

     WHEREAS, Client Companies, desire to enter into this agreement providing for the performance by Service Company for the Client Companies of certain services more particularly set forth herein; and


     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Companies desire to avail themselves of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services

     Service   Company   agrees  to  furnish  to  Client   Companies  and  their
subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Companies may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Companies such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2.  Services to be Performed

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Companies may request and Service Company determines it is able to perform with respect to Client Companies' business and operations.

Section 3.  Compensation of Service Company

     As compensation for such services rendered to it by Service

Company, Client Companies hereby agree to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Companies shall include direct charges and Client Companies' fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Companies.

Section 6.  Payment

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8.  Client Companies

     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Companies or their subsidiaries from furnishing to other Ameren system companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination

     This Agreement shall remain in effect from the date executed unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

    IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                            AMEREN SERVICES COMPANY

                                            By ______________________________

                                            Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                            AMEREN DEVELOPMENT CORPORATION

                                            By ______________________________

                                            Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                                                    Schedule 1
                                                                   Page 1 of 9




                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS


Description of Expected Services to be Provided

     A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

     For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

         a)  Building Service

         Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrange-ments are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

         Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

         b)  Controller's

         Description - Perform all accounting services necessary to properly maintain and report on the books and records of Ameren and its sub-sidiaries. Provide investor relations services.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         c)  Corporate Communications

         Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

                                                                     Schedule 1
                                                                    Page 2 of 9


         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         d)  Corporate Planning

         Description - Provide rate engineering, interchange marketing, resource planning and business analysis services.

         Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

         e) Customer Services/Division Support

         Description - Answer customer inquiries pertaining to electric/gas ser-vice usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

         Expected Allocation Factors - 1) number of customers; 2) number of em-ployees; and 3) operations and maintenance labor

         f)  Economic Development

         Description - Provide community and business  development services,  as
         well as natural gas development services.   Analyze community and busi-
         ness development opportunities.

         Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

         g)  Energy Supply

         Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

         Expected Allocation Factors - 1) kwh sales

                                                                     Schedule 1
                                                                    Page 3 of 9


        h)  Engineering and Construction

         Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of pro-jects. Study technology that may reduce costs of producing, delivering and using electricity.

         Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

         i)  Environmental Services & Safety

         Description - Perform analysis and advocacy of regulatory and legisla-tive issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and complianc review in meeting those requirements. Over-see hazardous substance site investigation and remediation activities.

         Expected Allocation Factors - 1) number of employees; 2) generating capacity; 3) operations and maintenance labor; and 4) construction ex-penditures

         j)  Executive

         Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

         Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

         k)  Fossil Fuel Procurement

         Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

         Expected Allocation Factors - 1) kwh sales

         l)  Gas Supply

         Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                     Schedule 1
                                                                    Page 4 of 9



         Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

         m)  General Counsel

         Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         n)  Human Resources

         Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

         Expected Allocation Factors - 1) number of employees; 2) total cap-italization; 3) total assets; and 4) operation and maintenance labor

         o)  Industrial Relations

         Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

         Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

         p)  Information Services

         Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4)CPU cycles; and 5) operation and maintenance labor

                                                                     Schedule 1
                                                                    Page 5 of 9


         q)  Internal Audit

         Description - Audit company operations, perform operational and pro-ductivity eviews, review justifications for capital projects and per-form quality assurance reviews.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; and 4) operation and maintenance labor

         r)  Marketing

         Description - Provide marketing services including account management, program development, market research and customer energy services.

         Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

         s)  Merger Coordination

         Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

         Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         t)  Motor Transportation

         Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

         Expected Allocation Factors - 1) number of vehicles

         u)  Purchasing

         Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

         Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

                                                                     Schedule 1
                                                                    Page 6 of 9


         v) Real Estate

         Description - Acquire necessary land rights and permits including co-ordination of site selection. Maintain existing land rights while per-mitting licenses and leases to minimize investment or costs of holding property.

         Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

         w)  Stores

         Description - Provide clerical, stenographic, administrative and Elec-tronic Data systems support. Provide engineering support and manage and direct stores operations.

         Expected Allocation Factors - 1) composite*

         x)  Tax

         Description - Research and consult on tax issues in connection with federal, state and local tax compliance and planning matters, including the preparation and filing of returns.

         Expected Allocation Factors - 1) composite*; 2) current tax expense; 3) total capitalization; and 4) total assets

         y)  Treasurer's

         Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

         Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) total capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
         Sales (kwh and dekatherm)
         Number of customers
         Number of employees

                                                                     Schedule 1
                                                                    Page 7 of 9


Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common

                                                                     Schedule 1
                                                                    Page 8 of 9



stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most

                                                                     Schedule 1
                                                                    Page 9 of 9


recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                 Schedule 2
                                                                 Page 1 of 1





                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS



      ALLOCATION NUMBER       DESCRIPTION

                  001A        Composite*
                  002A        Number of customers
                  002B        Number of gas transportation customers
                  002C        Number of electric customers
                  002D        Number of gas customers
                  002E        % to unregulated company/number of customers
                  003A        Sales (kwh and dekatherm)
                  003B        Kwh sales
                  003C        Dekatherm sales
                  004A        Number of employees
                  004B        Number of contract employees
                  004C        Number of non-contract employees
                  004D        Number of AMS & UEC employees
                  005A        O&M labor
                  006A        Total revenues
                  006B        Electric revenues
                  006C        Gas revenues
                  007A        Total capitalization
                  007B        % to Ameren Corporation/total capitalization
                  008A        Total assets
                  009A        Construction expenditures
                  010A        Peak load (electric)
                  010B        Peak load (gas)
                  011A        Generating capacity
                  012A        Gas throughput (includes transportation)
                  013A        CPU cycles - mainframe
                  013B        CPU cycles - UNIX
                  015A        Current tax expense
                  016A        Number of vehicles



*Composite consists of the following three factors (equal weight to each factor):
                  Sales (kwh and dekatherm)
                  Number of customers
                  Number of employees

                                                                      Appendix C



                               SERVICES AGREEMENT
                                     Between
                             AMEREN SERVICES COMPANY
                                       and
                       AMEREN ENERGY COMMUNICATIONS, INC.

     THIS AGREEMENT, made and entered into this 1st day of July, 1998, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and AMEREN ENERGY COMMUNICATIONS, INC. and its subsidiaries ("Ameren Energy Communications") a Missouri Corporation (hereinafter sometimes referred to collectively as "Client Companies");

                      WITNESSETH:

     WHEREAS, Client Companies, desire to enter into this agreement providing for the performance by Service Company for the Client Companies of certain services more particularly set forth herein; and

     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Companies desire to avail themselves of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services

     Service   Company   agrees  to  furnish  to  Client   Companies  and  their
subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Companies may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Companies such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2.  Services to be Performed

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Companies may request and Service Company determines it is able to perform with respect to Client Companies' business and operations.

Section 3.  Compensation of Service Company

     As compensation for such services rendered to it by Service

Company, Client Companies hereby agree to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Companies shall include direct charges and Client Companies' fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Companies.

Section 6.  Payment

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8.  Client Companies

     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Companies or their subsidiaries from furnishing to other Ameren system companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination

     This Agreement shall remain in effect from the date executed unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                             AMEREN SERVICES COMPANY

                                             By ______________________________

                                             Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                             AMEREN ENERGY COMMUNICATIONS, INC.

                                             By ______________________________

                                             Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                                                   Schedule 1
                                                                  Page 1 of 9




                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS


Description of Expected Services to be Provided

A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

         a)  Building Service

          Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

          Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

         b)  Controller's

          Description - Perform all accounting services necessary to properly maintain and report on the books and records of Ameren and its subsidiaries. Provide investor relations services.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         c)  Corporate Communications

          Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

                                                                     Schedule 1
                                                                    Page 2 of 9


          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         d)  Corporate Planning

          Description  -  Provide  rate  engineering,   interchange   marketing,
          resource planning and business analysis services.

          Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

         e) Customer Services/Division Support

          Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

          Expected Allocation Factors - 1) number of customers; 2) number of employees; and 3) operations and maintenance labor

         f)  Economic Development

          Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

          Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

         g)  Energy Supply

          Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

          Expected Allocation Factors - 1) kwh sales

                                                                     Schedule 1
                                                                    Page 3 of 9



         h)  Engineering and Construction

          Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity.

          Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

         i)  Environmental Services & Safety

          Description  -  Perform   analysis  and  advocacy  of  regulatory  and
          legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

          Expected Allocation Factors - 1) number of employees; 2) generating capacity; 3) operations and maintenance labor; and 4) construction expenditures

         j)  Executive

          Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

          Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

         k)  Fossil Fuel Procurement

          Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

          Expected Allocation Factors - 1) kwh sales

         l)  Gas Supply

          Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                     Schedule 1
                                                                    Page 4 of 9



          Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

         m)  General Counsel

          Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         n)  Human Resources

          Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

          Expected Allocation Factors - 1) number of employees; 2) total capitalization; 3) total assets; and 4) operation and maintenance labor

         o)  Industrial Relations

          Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

          Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

         p)  Information Services

          Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4)CPU cycles; and 5) operation and maintenance labor

                                                                     Schedule 1
                                                                    Page 5 of 9


         q)  Internal Audit

          Description - Audit company operations, perform operational and productivity reviews, review justifications for capital projects and perform quality assurance reviews.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; and 4) operation and maintenance labor

         r)  Marketing

          Description - Provide marketing services including account management, program development, market research and customer energy services.

          Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

         s)  Merger Coordination

          Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         t)  Motor Transportation

          Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

          Expected Allocation Factors - 1) number of vehicles

         u)  Purchasing

          Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

          Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

                                                                     Schedule 1
                                                                    Page 6 of 9


         v) Real Estate

          Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

          Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

         w)  Stores

          Description - Provide clerical, stenographic, administrative and Electronic Data systems support. Provide engineering support and manage and direct stores operations.

          Expected Allocation Factors - 1) composite*

         x)  Tax

          Description  - Research and consult on tax issues in  connection  with
          federal,   state  and  local  tax  compliance  and  planning  matters, including the preparation and filing of returns.

          Expected  Allocation Factors - 1) composite*;  2) current tax expense;
          3) total capitalization; and 4) total assets

         y)  Treasurer's

          Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4) total capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
         Sales (kwh and dekatherm)
         Number of customers
         Number of employees

                                                                     Schedule 1
                                                                    Page 7 of 9


Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common

                                                                     Schedule 1
                                                                    Page 8 of 9


stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most

                                                                     Schedule 1
                                                                    Page 9 of 9

recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                  Schedule 2
                                                                   Page 1 of 1




                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS



      ALLOCATION NUMBER         DESCRIPTION

                  001A          Composite*
                  002A          Number of customers
                  002B          Number of gas transportation customers
                  002C          Number of electric customers
                  002D          Number of gas customers
                  002E          % to unregulated company/number of customers
                  003A          Sales (kwh and dekatherm)
                  003B          Kwh sales
                  003C          Dekatherm sales
                  004A          Number of employees
                  004B          Number of contract employees
                  004C          Number of non-contract employees
                  004D          Number of AMS & UEC employees
                  005A          O&M labor
                  006A          Total revenues
                  006B          Electric revenues
                  006C          Gas revenues
                  007A          Total capitalization
                  007B          % to Ameren Corporation/total capitalization
                  008A          Total assets
                  009A          Construction expenditures
                  010A          Peak load (electric)
                  010B          Peak load (gas)
                  011A          Generating capacity
                  012A          Gas throughput (includes transportation)
                  013A          CPU cycles - mainframe
                  013B          CPU cycles - UNIX
                  015A          Current tax expense
                  016A          Number of vehicles



*Composite consists of the following three factors (equal weight to each factor):
                  Sales (kwh and dekatherm)
                  Number of customers
                  Number of employees

                                                                      Appendix D


                               SERVICES AGREEMENT
                                     Between
                             AMEREN SERVICES COMPANY
                                       and
                               AMEREN ENERGY, INC.

     THIS AGREEMENT, made and entered into this 1st day of October, 1998, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and AMEREN ENERGY, INC. and its subsidiaries ("Ameren Energy"), a Missouri Corporation (hereinafter sometimes referred to collectively as "Client Companies");

                                   WITNESSETH:

     WHEREAS, Client Companies, desire to enter into this agreement providing for the performance by Service Company for the Client Companies of certain services more particularly set forth herein; and

     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Companies desire to avail themselves of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services

     Service   Company   agrees  to  furnish  to  Client   Companies  and  their
subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Companies may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Companies such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2.  Services to be Performed

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Companies may request and Service Company determines it is able to perform with respect to Client Companies' business and operations.

Section 3.  Compensation of Service Company

     As compensation for such services rendered to it by Service

Company, Client Companies hereby agree to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Companies shall include direct charges and Client Companies' fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Companies.

Section 6.  Payment

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8.  Client Companies

     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Companies or their subsidiaries from furnishing to other Ameren system companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination

     This Agreement shall remain in effect from the date executed unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

    IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                          AMEREN SERVICES COMPANY

                                          By ______________________________

                                          Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                          AMEREN ENERGY, INC.

                                          By ______________________________

                                          Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                                                     Schedule 1
                                                                    Page 1 of 9





                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS


Description of Expected Services to be Provided

A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

         a)  Building Service

          Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

          Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

         b)  Controller's

          Description - Perform all accounting services necessary to properly maintain and report on the books and records of Ameren and its subsidiaries. Provide investor relations services.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         c)  Corporate Communications

          Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

                                                                     Schedule 1
                                                                    Page 2 of 9


          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         d)  Corporate Planning

          Description  -  Provide  rate  engineering,   interchange   marketing,
          resource planning and business analysis services.

          Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

         e) Customer Services/Division Support

          Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

          Expected Allocation Factors - 1) number of customers; 2) number of employees; and 3) operations and maintenance labor

         f)  Economic Development

          Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

          Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

         g)  Energy Supply

          Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

          Expected Allocation Factors - 1) kwh sales

                                                                     Schedule 1
                                                                    Page 3 of 9


         h)  Engineering and Construction

          Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity.

          Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

         i)  Environmental Services & Safety

          Description  -  Perform   analysis  and  advocacy  of  regulatory  and
          legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

          Expected Allocation Factors - 1) number of employees; 2) generating capacity; 3) operations and maintenance labor; and 4) construction expenditures

         j)  Executive

          Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

          Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

         k)  Fossil Fuel Procurement

          Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

          Expected Allocation Factors - 1) kwh sales

         l)  Gas Supply

          Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                     Schedule 1
                                                                    Page 4 of 9


          Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

         m)  General Counsel

          Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         n)  Human Resources

          Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

          Expected Allocation Factors - 1) number of employees; 2) total capitalization; 3) total assets; and 4) operation and maintenance labor

         o)  Industrial Relations

          Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

          Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

         p)  Information Services

          Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4)CPU cycles; and 5) operation and maintenance labor

                                                                     Schedule 1
                                                                    Page 5 of 9


         q)  Internal Audit

          Description - Audit company operations, perform operational and productivity reviews, review justifications for capital projects and perform quality assurance reviews.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; and 4) operation and maintenance labor

         r)  Marketing

          Description - Provide marketing services including account management, program development, market research and customer energy services.

          Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

         s)  Merger Coordination

          Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         t)  Motor Transportation

          Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

          Expected Allocation Factors - 1) number of vehicles

         u)  Purchasing

          Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

          Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

                                                                     Schedule 1
                                                                    Page 6 of 9


         v) Real Estate

          Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

          Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

         w)  Stores

          Description - Provide clerical, stenographic, administrative and Electronic Data systems support. Provide engineering support and manage and direct stores operations.

          Expected Allocation Factors - 1) composite*

         x)  Tax

          Description  - Research and consult on tax issues in  connection  with
          federal,   state  and  local  tax  compliance  and  planning  matters, including the preparation and filing of returns.

          Expected  Allocation Factors - 1) composite*;  2) current tax expense;
          3) total capitalization; and 4) total assets

         y)  Treasurer's

          Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4) total
         capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
         Sales (kwh and dekatherm)
         Number of customers
         Number of employees

                                                                     Schedule 1
                                                                    Page 7 of 9


Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common

                                                                     Schedule 1
                                                                    Page 8 of 9


stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most

                                                                     Schedule 1
                                                                    Page 9 of 9


recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                Schedule 2
                                                                Page 1 of 1



                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS



      ALLOCATION NUMBER          DESCRIPTION

                  001A           Composite*
                  002A           Number of customers
                  002B           Number of gas transportation customers
                  002C           Number of electric customers
                  002D           Number of gas customers
                  002E           % to unregulated company/number of customers
                  003A           Sales (kwh and dekatherm)
                  003B           Kwh sales
                  003C           Dekatherm sales
                  004A           Number of employees
                  004B           Number of contract employees
                  004C           Number of non-contract employees
                  004D           Number of AMS & UEC employees
                  005A           O&M labor
                  006A           Total revenues
                  006B           Electric revenues
                  006C           Gas revenues
                  007A           Total capitalization
                  007B           % to Ameren Corporation/total capitalization
                  008A           Total assets
                  009A           Construction expenditures
                  010A           Peak load (electric)
                  010B           Peak load (gas)
                  011A           Generating capacity
                  012A           Gas throughput (includes transportation)
                  013A           CPU cycles - mainframe
                  013B           CPU cycles - UNIX
                  015A           Current tax expense
                  016A           Number of vehicles



*Composite consists of the following three factors (equal weight to each factor):
                  Sales (kwh and dekatherm)
                  Number of customers
                  Number of employees

                                                                      Appendix E


                                AGENCY AGREEMENT
                                     BETWEEN
                               AMEREN ENERGY, INC.
                                       And
                             AMEREN SERVICES COMPANY
                                  As Agent for
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                       And
                             UNION ELECTRIC COMPANY


     THIS AGENCY AGREEMENT, made and entered into as of October 30, 1998 by and between AMEREN ENERGY, INC., a corporation organized under the laws of the State of Missouri ("Ameren Energy"), and AMEREN SERVICES COMPANY, a corporation organized under the laws of the State of Missouri ("Client Company") (Ameren Energy and Client Company hereinafter sometimes referred to individually as a "Party" and collectively as the "Parties"),

                              W I T N E S S E T H:

     WHEREAS, Ameren Energy and Client Company are both direct subsidiaries of Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, and, together with Ameren's other direct and indirect subsidiaries, form the Ameren System; and

     WHEREAS, Ameren Energy is engaged in the business of electricity, gas and energy commodity marketing and trading, and in the conduct of its business has assembled a highly-trained staff and developed and acquired various capabilities, programs, systems and other resources; and

     WHEREAS, Client Company is authorized by order of the Securities and Exchange

Commission (the "Commission") dated December 30, 1997 (the "Merger Order") to provide a variety of administrative, management, engineering, construction, environmental, energy and fuel supply and support services to its associate companies in the Ameren System, and has heretofore entered into a General Service Agreement, dated as of January 1, 1998 (the "GSA"), with Union Electric Company and Central Illinois Public Service Company (the "Operating Companies") and certain other associate companies of Client; and

     WHEREAS, pursuant to the GSA, Client Company provides services to the Operating Companies in the areas of bulk power marketing and procurement, gas supply, procurement and management, and other services relating to the Operating Companies' power and gas marketing and trading functions; and

     WHEREAS, economies and increased efficiencies will result from the performance by Ameren Energy of certain support services for Client Company that would enable Client Company to perform its obligations under the GSA; and WHEREAS, subject to the terms and conditions herein described, Ameren Energy will render such services and provide such resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the Parties hereto hereby agree as follows:

        1.       Agreement to Furnish Support Services.

     Ameren Energy agrees to provide to Client Company the following services: power trading and marketing; capacity management; business reporting; transaction administration; contract and counter-party administration; regulatory reporting, support and compliance; representation on industry groups; the negotiation, execution and administration of contracts between any operating company and third parties necessary to facilitate the above; and other related activities as requested.

         2.       Appointment of Ameren Energy as Agent.

     Ameren Energy's relationship to Client Company shall be that of an Agent. Ameren Energy shall have no interest in the profits or revenues of Client Company or any Operating Company in respect of any transaction in which Ameren Energy provides services, and shall not be liable for the performance or other obligations of Client Company or any Operating Company thereunder. Ameren Energy shall be accountable for all funds advanced or collected on behalf of Client Company or any Operating Company in connection with any transaction in respect of which Ameren Energy provides services. The provision of services by Ameren Energy pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Ameren Energy or such provision of services.

         3.       Compensation of Ameren Energy.

     As compensation for services actually requested by Client Company and rendered to it by Ameren Energy, Client Company hereby agrees to reimburse Ameren Energy for all costs properly chargeable or allocable thereto, as controlled through a work order procedure.

         4.       Indemnification.

     A. Client Company shall and does hereby agree to save harmless and defend Ameren Energy, and its officers, employees, and agents, from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of or losses under any transaction in respect of which Ameren Energy shall agree to provide services, except to the extent that such claims, suits or losses result from the gross negligence or willful misconduct of Ameren Energy. Further, Client Company shall and does hereby indemnify and agree to save harmless and defend Ameren Energy (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims, (b) from the payment of any such sum or sums of money, and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its officers, employees, agents or subcontractors (including Ameren Energy when such payments relate to performing services hereunder).

     B. Ameren Energy shall within five (5) business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article 4A, notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Ameren Energy, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that, unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Ameren Energy shall have the right (but not the obligation), in good faith, upon ten (10) days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Ameren Energy, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Ameren Energy in or resulting from the pursuit by Ameren Energy of such right. If any judgment is rendered against Ameren Energy in any such action defended by Client Company or Ameren Energy is otherwise entitled to indemnification under Article 4A, or if any lien attaches to the assets of Ameren Energy in connection therewith, Client Company shall immediately upon such entry or attachment pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Ameren Energy in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Ameren Energy would be legally held to do so.

         6.       Miscellaneous.

     This Agreement shall be binding upon the successors and assigns of the Parties hereto, provided that Ameren Energy shall not be entitled to assign or subcontract out any of its obligations under this Agreement without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the Parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Missouri. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless such waiver or consent is set forth in writing and executed by the Party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                                    AMEREN ENERGY, INC.


                                    _____________________________
                                    By:__________________________
                                    Title:_________________________

                                    Date Executed:________________

                  AMEREN SERVICES COMPANY
                  As Agent For
                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                  UNION ELECTRIC COMPANY



                  ________________________________
                  By:_____________________________
                  Title:___________________________

                  Date Executed:___________________

                  Acknowledged by:
                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY


                  ________________________________
                  By:_____________________________
                  Title:___________________________

                  Date Executed:___________________

                  Acknowledged by:
                  UNION ELECTRIC COMPANY


                  _________________________________
                  By:______________________________
                  Title:____________________________

                  Date Executed:____________________

Appendix F




                               SERVICES AGREEMENT
                                     Between
                             AMEREN SERVICES COMPANY
                                       and
                              ELECTRIC ENERGY, INC.

     THIS AGREEMENT, made and entered into this 1st day of July, 1998, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and ELECTRIC ENERGY, INC. ("Electric Energy"), an Illinois Corporation (hereinafter sometimes referred to collectively as "Client Companies");

                                   WITNESSETH:

     WHEREAS, Client Companies, desire to enter into this agreement providing for the performance by Service Company for the Client Companies of certain services more particularly set forth herein; and

     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Companies desire to avail themselves of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services

     Service   Company   agrees  to  furnish  to  Client   Companies  and  their
subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Companies may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Companies such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2.  Services to be Performed

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Companies may request and Service Company determines it is able to perform with respect to Client Companies' business and operations.

Section 3.  Compensation of Service Company

     As compensation for such services rendered to it by Service Company, Client Companies hereby agree to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Companies shall include direct charges and Client Companies' fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Companies.

Section 6.  Payment

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8.  Client Companies

     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Companies or their subsidiaries from furnishing to other Ameren system companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination

     This Agreement shall remain in effect from the date executed unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

    IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                           AMEREN SERVICES COMPANY

                                           By ______________________________

                                           Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                           ELECTRIC ENERGY, INC.

                                           By ______________________________

                                           Title ___________________________
ATTEST:

By ______________________

Title ___________________

                                                                    Schedule 1
                                                                   Page 1 of 9






                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS


Description of Expected Services to be Provided

A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

         a)  Building Service

          Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

          Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

         b)  Controller's

          Description - Perform all accounting services necessary to properly maintain and report on the books and records of Ameren and its subsidiaries. Provide investor relations services.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         c)  Corporate Communications

          Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

                                                                     Schedule 1
                                                                    Page 2 of 9

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         d)  Corporate Planning

          Description  -  Provide  rate  engineering,   interchange   marketing,
          resource planning and business analysis services.

          Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

         e) Customer Services/Division Support

          Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

          Expected Allocation Factors - 1) number of customers; 2) number of employees; and 3) operations and maintenance labor

         f)  Economic Development

          Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

          Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

         g)  Energy Supply

          Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

          Expected Allocation Factors - 1) kwh sales


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                                                                     Schedule 1
                                                                    Page 3 of 9



        h)  Engineering and Construction

          Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity.

          Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

         i)  Environmental Services & Safety

          Description  -  Perform   analysis  and  advocacy  of  regulatory  and
          legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

          Expected Allocation Factors - 1) number of employees; 2) generating capacity; 3) operations and maintenance labor; and 4) construction expenditures

         j)  Executive

          Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

          Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

         k)  Fossil Fuel Procurement

          Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

          Expected Allocation Factors - 1) kwh sales

         l)  Gas Supply

          Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                     Schedule 1
                                                                    Page 4 of 9


          Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

         m)  General Counsel

          Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         n)  Human Resources

          Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

          Expected Allocation Factors - 1) number of employees; 2) total capitalization; 3) total assets; and 4) operation and maintenance labor

         o)  Industrial Relations

          Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

          Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

         p)  Information Services

          Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4)CPU cycles; and 5) operation and maintenance labor

                                                                     Schedule 1
                                                                    Page 5 of 9


         q)  Internal Audit

          Description - Audit company operations, perform operational and productivity reviews, review justifications for capital projects and perform quality assurance reviews.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; and 4)
         operation and maintenance labor

         r)  Marketing

          Description - Provide marketing services including account management, program development, market research and customer energy services.

          Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

         s)  Merger Coordination

          Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

          Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

         t)  Motor Transportation

          Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

          Expected Allocation Factors - 1) number of vehicles

         u)  Purchasing

          Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

          Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

                                                                     Schedule 1
                                                                    Page 6 of 9


         v) Real Estate

          Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

          Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

         w)  Stores

          Description - Provide clerical, stenographic, administrative and Electronic Data systems support. Provide engineering support and manage and direct stores operations.

          Expected Allocation Factors - 1) composite*

         x)  Tax

          Description  - Research and consult on tax issues in  connection  with
          federal,   state  and  local  tax  compliance  and  planning  matters, including the preparation and filing of returns.

          Expected  Allocation Factors - 1) composite*;  2) current tax expense;
          3) total capitalization; and 4) total assets

         y)  Treasurer's

          Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

          Expected  Allocation Factors - 1) composite*;  2) number of customers;
          3) number of employees; 4) total capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
         Sales (kwh and dekatherm)
         Number of customers
         Number of employees

                                                                     Schedule 1
                                                                    Page 7 of 9



Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator ofwhich is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and thedenominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common

                                                                     Schedule 1
                                                                    Page 8 of 9


stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most

                                                                     Schedule 1
                                                                    Page 9 of 9


recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                  Schedule 2
                                                                  Page 1 of 1



                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS



      ALLOCATION NUMBER           DESCRIPTION

                  001A            Composite*
                  002A            Number of customers
                  002B            Number of gas transportation customers
                  002C            Number of electric customers
                  002D            Number of gas customers
                  002E            % to unregulated company/number of customers
                  003A            Sales (kwh and dekatherm)
                  003B            Kwh sales
                  003C            Dekatherm sales
                  004A            Number of employees
                  004B            Number of contract employees
                  004C            Number of non-contract employees
                  004D            Number of AMS & UEC employees
                  005A            O&M labor
                  006A            Total revenues
                  006B            Electric revenues
                  006C            Gas revenues
                  007A            Total capitalization
                  007B            % to Ameren Corporation/total capitalization
                  008A            Total assets
                  009A            Construction expenditures
                  010A            Peak load (electric)
                  010B            Peak load (gas)
                  011A            Generating capacity
                  012A            Gas throughput (includes transportation)
                  013A            CPU cycles - mainframe
                  013B            CPU cycles - UNIX
                  015A            Current tax expense
                  016A            Number of vehicles



*Composite consists of the following three factors (equal weight to each factor):
                  Sales (kwh and dekatherm)
                  Number of customers
                  Number of employees

                                                                     Appendix G


Financial Statements under Item 10 (filed herewith on Form SE)